Mail Stop 4561

February 3, 2006

Dov Moran, President Chief Executive Officer
M-Systems Flash Disk Pioneers, Ltd.
7 Atir Yeda St.
Kfar Saba 44425
Israel

        RE: **M-Systems Flash Disk Pioneers, Ltd.**
               Registration Statement on Form F-3
               File No. 333-129291
               Filed on October 28, 2005

               Annual Report on Form 20-F for the year ended December 31, 2004
               Filed on May 27, 2005

Dear Mr. Moran:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide your response to the comments relating to the Form 20-F for the fiscal year ended December 31, 2004 within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004 Filed on May 27, 2005

Consolidated Financial Statements

Consolidated Statements of Operations-page 5

1.   We are reviewing your response to prior comment no.1, and we may have further comments upon completion of our review.

Notes to the Consolidated Financial Statements

Note 5-Investment in a Venture-page 21

> 2. We note your response to prior comment No. 2. Explain in greater detail why you believe that Toshiba is "more closely associated with the Venture" than you. Your response to prior comment no. 10 from your December 5, 2005 response letter cites examples of how Toshiba benefits from the Venture, however, this analysis does not indicate how you benefit. Please address the following statements from your response letters when addressing this comment. Your response to prior comment no. 1 states that you believe your presentation of equity income reflects the significance and relationship of the Venture's operations to your operations. You also state in response to prior comment no. 4 from your December 5, 2005 response letter that the Venture is essentially an extension of the Company's flash sourcing arrangements for manufacture of DOK products. The response continues to state that the Venture's operations are integral to your operations and that the Venture operates in manner that is essentially the same as the Company's ordinary course method of operations. Explain why these statements would not result in the conclusion that you are more closely associated with the Venture than Toshiba.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood at (202) 551-34779 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara Jacobs
Assistant Director

cc.   Jeffrey Nadler, Esq.
          via facsimile: 212-310-8007